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SECUR... ...SION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OPTIMAL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 GREAT VALLEY PARKWAY
(No. and Street)

MALVERN, PA 19355
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY E. FONDREN (610) 296-1750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRESTON & SHEA, LLP
(Name – *if individual, state last, first, middle name*)

1800 EAST LANCASTER AVENUE, PAOLI, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
JAN 30 2009
Washington, DC
111

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY E. FONDREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPTIMAL INVESTMENT CORPORATION, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JOYCE M. MARR - NOTARY PUBLIC
East Whiteland Twp., Chester County
MY COMMISSION EXPIRES DEC. 23, 2010

Notary Public

Signature

PRESIDENT, CEO and FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIMAL INVESTMENT CORPORATION
(A Development Stage Enterprise)

REPORT PURSUANT TO RULE 17a-5(d)

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2008

OPTIMAL INVESTMENT CORPORATION
(A development stage enterprise)
FINANCIAL STATEMENTS
December 31, 2008

CONTENTS

PS
PRESTON
& SHEA LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Optimal Investment Corporation
(A development stage enterprise)
Malvern, Pennsylvania

We have audited the accompanying statement of financial condition of Optimal Investment Corporation (the Company) as of December 31, 2008, and the related statement of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optimal Investment Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. A FOCUS report was submitted to FINRA under SEC File Number 8-67379 and Firm CRD ID 141368. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRESTON & SHEA LLP

Preston & Shea LLP

Paoli, Pennsylvania
January 14, 2009

1800 East Lancaster Avenue | Paoli, PA 19301 | 610-647-4000 | 610-647-7154 (fax) | www.prestonandshea.com

OPTIMAL INVESTMENT CORPORATION
(A development stage enterprise)
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
CURRENT ASSETS		
Cash	$	11,631
Prepaid expenses		4,085
TOTAL CURRENT ASSETS		15,716
	$	15,716
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$	8,155
TOTAL CURRENT LIABILITIES		8,155
STOCKHOLDER'S EQUITY		
Common stock, $1 stated value. Authorized 1000 shares: 1000 shares issued and outstanding		1,000
Additional paid-in capital		1,686
Surplus accumulated during the development stage		4,875
		7,561
	$	15,716

See accompanying notes to the financial statements.

OPTIMAL INVESTMENT CORPORATION
(A development stage enterprise)
STATEMENT OF INCOME
Year Ended December 31, 2008 and the Period from February 2, 2006 (Inception) to December 31, 2008

	2008	Period from February 2, 2006 (inception) to December 31, 2008 (Unaudited)
OPERATING EXPENSES		
Bank fees	$ -	$ 105
Continuing education	-	25
Fidelity bond	462	811
Regulatory fees	10,284	20,853
State corporate taxes	1,859	4,284
TOTAL OPERATING EXPENSES	12,605	26,078
OTHER INCOME		
FINRA special payment	-	35,000
NET INCOME (LOSS)	$ (12,605)	$ 8,922

See accompanying notes to the financial statements.

OPTIMAL INVESTMENT CORPORATION
(A development stage enterprise)
STATEMENT OF STOCKHOLDER'S EQUITY
Period from February 2, 2006 (Inception) to December 31, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Surplus (Deficit) Accumulated during the Development Stage	Total Stockholder's Equity
Balances at Inception	-	$ -	$ -	$ -	$ -
Issuance of common stock at $1.00 per share stated value – February, 2006	1,000	1,000	-	-	1,000
Contributed capital	-	-	16,480	-	16,480
Net loss	-	-	-	(5,763)	(5,763)
Balance, December 31, 2006 (unaudited)	1,000	1,000	16,480	(5,763)	11,717
Contributed capital	-	-	6,473		6,473
Stockholder distributions			(22,953)	(4,047)	(27,000)
Net income	-	-	-	27,290	27,290
Balance, December 31, 2007	1,000	1,000	-	17,480	18,480
Contributed capital			1,686		1,686
Net loss	-	-	-	(12,605)	(12,605)
Balance, December 31, 2008	1,000	$ 1,000	$ 1,686	$ 4,875	$ 7,561

See accompanying notes to the financial statements.

OPTIMAL INVESTMENT CORPORATION
(A development stage enterprise)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2008 and the Period from February 2, 2006 (Inception) to December 31, 2008

	2008	Period from February 2, 2006 (Inception) to December 31, 2008 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (12,605)	$ 8,922
(Increase) decrease in:		
Prepaid expenses	(610)	(4,085)
Increase (decrease) in:		
Accrued expenses	6,296	8,155
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(6,919)	12,992
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	1,000
Capital contributions	1,686	24,639
Stockholder distributions	-	(27,000)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,686	(1,361)
NET INCREASE (DECREASE) IN CASH	(5,233)	11,631
Beginning cash and cash equivalents	16,864	-
Ending cash and cash equivalents	$ 11,631	$ 11,631
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to the financial statements.

OPTIMAL INVESTMENT CORPORATION
(A development stage enterprise)
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Optimal Investment Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company will be primarily engaged in the purchase and sale of rights to commission payments payable by insurers for variable insurance products. Optimal Investment Corporation is a limited purpose broker/dealer that does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Inherent in the Company's business are various risks and uncertainties, including the Company's limited operating history and the need for sources of financing to fund the Company's operations, which have not been obtained as of the date of the financial statements. The Company's success depends on the ability to acquire adequate financing and the Company's ability to generate revenues from the purchase and subsequent resale of variable insurance product commission rights through their Optimal Compensation Facility.

Cash and Cash Equivalents

All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents.

Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholders include their respective shares of the Company's net operating loss in their individual tax returns.

NOTE 2 - RELATED PARTY TRANSACTIONS

On October 18, 2006, the Company entered into an expense sharing and administrative services agreement with Entre Global Services, Inc., a company 100% owned by the sole shareholder of Optimal Investment Corporation, Larry E. Fondren.

The agreement provides for Entre Global Services, Inc. to pay all of the expenses of the Company with the exception of dues, commissions, taxes, licensing and regulatory fees. The specific allocation of expenses ceased in accordance with a Board Resolution on February 13, 2008. There was no allocation amount in 2008.

NOTE 3 - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2008, the Company had no liabilities subordinated to claims of general creditors.

NOTE 4- MINIMUM NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital and aggregate indebtedness change day to day, but net capital as of December 31, 2008 was $7,561, which was $2,561 in excess of its required minimum net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 1.08:1, well within the 15:1 maximum ratio allowable for a broker/dealer.

NOTE 5- RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no difference between the computation of net capital under SEC Rule 15c3-1 and the corresponding unaudited FOCUS Part IIA.

Net capital per unaudited schedules:	$ 7,561
Net capital per audited statements:	7,561
Difference:	$ -

SUPPLEMENTARY INFORMATION

OPTIMAL INVESTMENT CORPORATION
(A development stage enterprise)
Year Ended December 31, 2008

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

COMPUTATION OF NET CAPITAL

Common stock		$ 1,000
Additional paid in capital		1,686
Accumulated surplus		4,875
TOTAL STOCKHOLDER'S EQUITY		7,561
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other deductions or allowable credits		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILTITIES		7,561
LESS:		
Non-allowable assets		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities – proprietary capital charges		-
Other deductions and charges		-
NET CAPITAL BEFORE HAIRCUTS		7,561
HAIRCUTS ON SECURITIES		-
NET CAPITAL		7,561
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of net aggregate indebtedness)	$ 544	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement (greater of the above)		(5,000)
EXCESS OF NET CAPITAL		$ 2,561
Ratio of aggregate indebtedness to net capital		1.08:1

See accompanying notes to the financial statements.

OPTIMAL INVESTMENT CORPORATION
(A development stage enterprise)
Year Ended December 31, 2008

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

A computation of reserve requirement is not applicable to Optimal Investment Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to Optimal Investment Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

END

See accompanying notes to the financial statements.